VICENTE & PARTNERS LLC

CONSOLIDATED STATEMENT OF FINANCIAL
CONDITION DECEMBER 31, 2020

PUBLIC DOCUMENT
Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 70392

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VICENTE & PARTNERS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 HAY HILL, MAYFAIR
(No. and Street)

LONDON		W1J 6DQ
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SAULE SUNDETOVA (212) 751-4422
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosenfield and Company PLLC
(Name – *if individual, state last, first, middle name*)

One Penn Plaza 250 West 34th street Suite 1705	New York	NY	10119
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, Michelle Garcia, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VICENTE & PARTNERS LLC, as of DECEMBER 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

Michelle Garcia
Signature

Partner & CCO
Title

Notary Public

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VICENTE & PARTNERS LLC

ROSENFIELD & Co. PLLC
TRADITIONAL VALUES | EXTRAORDINARY RESULTS

(888) 556-1154
INFO@ROSENFIELDANDCO.COM
WWW.ROSENFIELDANDCO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Vicente & Partners LLC

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Vicente & Partners LLC,(the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the entity's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2019.

Rosenfield & Company PLLC

New York, New York
February 24, 2021

VICENTE & PARTNERS LLC

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash and cash equivalents	$	3,114,973
Receivables		400,000
Prepaid expenses and other assets		142,667
Deferred tax assets		15,983
TOTAL ASSETS	$	3,673,623

LIABILITIES AND MEMBERS' EQUITY

Liabilities:

Accounts payable and accrued expenses	$	152,301
Income taxes payable		483,214
TOTAL LIABILITIES		635,515
MEMBERS' EQUITY		3,038,108
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	3,673,623

The accompanying notes are an integral part of this financial statement

NOTE 1   DESCRIPTION OF ORGANIZATION AND BUSINESS

Vicente & Partners LLC (the "Company") was formed on June 28, 2019 under the laws of the state of Delaware as a limited liability company. On May 8, 2020, the Company received approval to become a broker-dealer and as such is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is a Parent to a wholly owned subsidiary Vicente & Partners Ltd. (the "Affiliate"), a UK service entity providing services for the exclusive benefit of the Company.

The Company is a strategic and financial advisory firm, which focuses on the mergers & acquisitions, private placement of securities and on the planning and structuring of transactions and other significant corporate and finance activities, which may result in securities offerings.

NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The Company's consolidated financial statement ("the financial statement") have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The financial statement includes the accounts of the Company and its Affiliate. All intercompany balances and transactions are eliminated in consolidation.

Use of Estimates
The preparation of the financial statement in conformity with US GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash and cash equivalents
The Company considers its investments in short-term money market accounts to be cash equivalents. The Company defines cash equivalents as short term, highly liquid investments with original maturities of less than ninety days at the time of purchase. The carrying amounts of such cash equivalents approximate the fair value due to the short-term nature of these instruments.

The Company maintains deposits with high quality financial institutions in amounts that are in excess of federally insured limits, however, management does not believe it is exposed to any significant credit risk.

Receivables
Receivables are carried at the amounts billed to customers, net of an allowance for credit losses, which is an estimate for credit losses based on a review of all outstanding amounts. Management does not believe that an allowance is required as of December 31, 2020.

NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Allowance for credit losses
Effective January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstance

The Company identified receivables carried at amortized cost as impacted by the new guidance. ASC 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative-effect adjustment to the opening retained earnings as of the beginning of the first reporting period effective. The Company believes there is no impact to opening members' equity upon adoption of ASC 326.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with receivables is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards.

Income Taxes
The Company elected to be classified as a corporation for federal, state and local income tax purposes and is therefore subject to applicable corporate income taxes. The Company files its own federal, state and local tax returns and is not part of a group tax return.

Deferred taxes arise from temporary differences between the financial statement and tax bases of assets and liabilities and are measured using the enacted tax rates and laws which are expected to be in effect when the related temporary differences reverse.

Deferred tax assets are evaluated for realization based on available evidence of projected future reversals of existing taxable temporary differences and certain assumptions made regarding future events. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized.

The provision of ASC 740, Income Taxes ("ASC 740"), clarifying the accounting for uncertainty in income taxes recognized in financial statement and prescribe a recognition threshold and measurement attribute for uncertain tax positions taken or expected to be taken on a tax return.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company evaluated its existing vendor agreements for the recognition criteria under the existing guidance for lease accounting. It was determined that during the year ended December 31, 2020 no agreements or arrangements existed that would be classified as a lease under the adopted guidance.

NOTE 3 REGULATORY REQUIREMENTS

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule 15c3- l which requires the Company to maintain minimum “net capital” equal to the greater of $5,000 or 6-2/3 percent of “aggregate indebtedness” (12-1/2 percent during the first year of operations), as defined, and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2020, the Company had net capital of $2,485,135, and net capital requirements of $78,730 resulting in excess net capital of $2,406,405.

NOTE 4 INCOME TAXES

As of December 31, 2020, the deferred tax assets included in the Consolidated Statement of Financial Condition were $15,983. The deferred tax assets are primarily expenses that are not deductible for tax purposes until paid.

NOTE 5 COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, various legal actions may be taken against the Company. Management is not aware, based on currently available information, of any legal actions that will have a material adverse effect on the Company’s Financial Statement.

NOTE 6 RISKS AND UNCERTAINTIES

During 2020, the World Health Organization declared COVID-19 to constitute a “Public Health Emergency of International Concern.” This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period the Company’s results may be affected. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

NOTE 7 SUBSEQUENT EVENTS

The Company has evaluated events and transactions that may have occurred through the date the financial statement is available to be issued and determined there are no subsequent events requiring adjustments to or disclosure to in the financial statement.